SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Q3 2011 IMS

Aviva Plc

-----------------------------

News Release

Aviva plc interim management statement for the nine months to 30 September 2011

3 November 2011
Strong operating performance

Nine months 2011
Good momentum in general insurance
■ General insurance and health net written premiums of £7.0 billion, up 9%.

■ Group combined operating ratio improved to 96%.

■ UK general insurance sales up 12%: 318,000 new personal motor customers this year, now more than two million in total.

Strong profitability in life insurance
■ New business internal rate of return increased to 14%.

■ Long term savings sales of £23.6 billion, 8% lower, driven mainly by actions to write less capital-intensive business, but also due to current market conditions

■ UK life and pension sales up 6% to £8.1 billion.

Focused on balance sheet in a tough economic environment
■ IFRS net asset value per share increased by 23 pence to 448 pence (HY2011: 425p).

■ IGD solvency surplus £2.7 billion and central liquidity £2.3 billion at 30 September 2011.

■ On track to meet net operational capital generation target of between £1.5 billion and £1.8 billion.

■ Minimal impairment on our high-quality long-term asset portfolio.

■ Strengthened equity and euro currency hedging providing additional downside protection.

Further delivery of our strategy in the third quarter
■ On course to meet our financial targets in 2011.

■ Market share gains in key UK markets - in individual annuities, protection and personal motor*.

■ Completed sale of RAC for £1.0 billion.

■ Sale of Aviva Investors business in Australia.

■ Sale of Delta Lloyd's loss-making German business.

Andrew Moss, group chief executive, commented:

"Markets have been exceptionally volatile but we have delivered a strong operating performance in the first nine months and we remain on track to meet our financial targets this year. Focusing on capital generation and our capital and liquidity position will continue to be priorities."

"Aviva is fitter and leaner today. Whilst the market environment is likely to remain challenging in the near term, we continue to make good strategic progress and are strengthening customer franchises in key markets, notably the UK."

*UK market share data is latest available information based on HY11.

All figures in this statement exclude Delta Lloyd except for net asset value, IGD solvency surplus and net operational capital generation. All comparatives are for the first nine months 2010 unless otherwise stated.

IRR and life new business margin (excluding Delta Lloyd)

	9M 2011	9M 2010
Regional IRR
United Kingdom	15%	15%
Aviva Europe	13%	12%
North America	14%	14%
Asia Pacific	14%	10%
Group IRR	13.8%	13.1%

Group life new business margin	2.3%	2.7%

General insurance combined operating ratio (excluding Delta Lloyd)

	9M 2011	9M 2010
Group	96%	97%

United Kingdom	95%	96%
Aviva Europe	99%	103%
North America	96%	98%

World-wide total sales (excluding Delta Lloyd)

	9M 2011	9M 2010	Sterling % change on 9M10	Local currency % change on 9M10
Total long-term savings sales	23,630	25,648	(8)%	(8)%
General insurance and health net written premiums	6,967	6,410	9%	8%
World-wide total sales	30,597	32,058	(5)%	(5)%

Capital position

	30 September 2011	30 June 2011
IFRS net asset value per share	448p	425p
MCEV net asset value per share	479p	554p
IGD solvency surplus	£2.7bn	£4.0bn

Contacts

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 David Elliot +44 (0)20 7662 8048	Nigel Prideaux +44 (0)20 7662 7654 Andrew Reid +44 (0)20 7662 3131 Sue Winston +44 (0)20 7662 8221 Conor McClafferty +44 (0)20 7251 3801	Real-time media conference call 0800 hrs GMT Analyst conference call 0930 hrs GMT	Chief executive's review.... 1 Regional performance........2 Capital management.........6 Statistical supplement.........8

All figures in this statement exclude Delta Lloyd except for net asset value, IGD solvency surplus and net operational capital generation. All comparatives are for the first nine months 2010 unless otherwise stated.

Group chief executive's review

A strong performance...

Aviva has had a good nine months and we have continued the progress made in the first half of the year. As market conditions have remained difficult in the last three months we have maintained our focus on delivering a strong operating performance and ensuring our capital and liquidity position is robust.

...delivering on our targets.

We remain ahead of our short-term financial targets for profitability in life and general insurance. We are also on track to generate £1.5 billion to £1.8 billion net operational capital this year and to achieve our cost and efficiency savings targets by the end of 2012.

Further growth in general insurance...

We continue to see good momentum in general insurance. General insurance and health net written premiums increased 9% to £6,967 million as customers continue to choose Aviva, reflecting trust in our brand and the quality of our proposition.

In UK general insurance we delivered another excellent performance. Sales are up by 12% and we successfully launched our online motor proposition quotemehappy.com. More than 318,000 new UK customers have chosen Aviva for their motor insurance this year, retention levels remain consistently strong and we now have more than two million personal motor customers. In Canada our sophisticated underwriting and excellent distributor relationships contributed to a 6% growth in sales.

... with improved profitability.

At the same time as growing volumes we improved general insurance profitability, benefiting from the actions taken over a number of years on pricing and operating costs. These actions have resulted in an improvement in our combined operating ratio to 96% (9M10: 97%).

Resilient life insurance performance...

We are actively managing new business flows and our in-force book for profit, reducing sales of more capital intensive products.

Long-term savings sales were £23,630 million, 8% lower than 9M10. This was driven mainly by actions to write less capital-intensive business, but also due to current market conditions. In mainland Europe overall life and pensions volumes were 18% lower as we reduced sales of with-profits products, and in the US sales were down 24% as we maintained pricing discipline.

In the UK we grew life and pension sales by 6% as a result of our scale, brand and distribution power. Sales of individual annuitiesincreased 20% and we have led this market for five consecutive quarters with a 23% share.Sales of group personal pensions in the UK increased 68% with Aviva growing faster than the market and we now manage around 30,000 schemes.

...beating profitability target.

Disciplined management of new business contributed to an improvement in the life insurance new business internal rate of return to 14% (9M10: 13%), ahead of our 12% target.

Focused on balance sheet...

In light of the on-going economic and market volatility in the eurozone we have continued to focus on our capital generation and our capital and liquidity position. Our IGD solvency surplus is £2.7 billion (as at 30th September 2011) after accruing for the 2011 interim dividend of £0.2 billion (net of scrip) and represents a coverage ratio of 142%. This is lower than the half year due to adverse market movements offsetting the positive contribution from operating profits in the quarter. In addition, the IGD solvency will increase by £0.2 billion as a result of the restructuring of the UK regulated general insurance businesses which will be effective from 14 November.

In the fourth quarter the positive impact of earnings generated through the strong operating performance of the business and planned management actions will offset the adverse effect of the hybrid debt call due for payment in the middle of November. These actions include the restructuring of our UK regulated general insurance entities, delivery of capital transactions including a release of capital from part of the US back-book and other balance sheet management.

The IFRS net asset value per share increased by 23 pence to 448 pence (HY11: 425p), driven by the underlying profitability of the business.

We have a strong track record of fixed income management and, despite recent market volatility, impairments in Aviva's high quality and long term asset portfolio are minimal. We continue to manage our balance sheet prudently and have taken extra measures to ensure our market exposures remain within our risk appetite. During the quarter we strengthened our equity and euro hedging strategy to provide additional downside protection.

.... as we deliver our strategy.

We are successfully deepening our presence in our priority markets where we are generating very healthy returns. In the UK and Europe, which account for approximately 80% of our profits, we have very strong customer franchises and the long term prospects of the region remain good. In the UK we are growing profitably and have made good progress in our ambition to become the undisputed market leader. In Europe, whilst trading in the short-term is likely to remain tough, the region remains one of the largest insurance markets in the world and provides significant opportunities.

In line with our strategy of further focusing the group we have made significant progress this year. In April we sold down a further 15% of our holding in Delta Lloyd for €17.25 per share, raising approximately £0.4 billion and reducing our presence in the Dutch and Belgian markets. In August we sold Aviva Investors' business in Australia, in September Delta Lloyd announced the sale of its business in Germany and we completed the sale of RAC to the Carlyle Group for £1.0 billion at 17 times earnings.

Outlook

Today Aviva is a leaner and fitter organisation as a result of the steps we have taken over the last few years. In general insurance we are seeing profitable growth and our life business continues to generate strong profits and cash flows. We have excellent customer franchises and despite the challenging sales environment in a number of European markets we remain on track to meet our financial targets this year.

Andrew Moss
Group chief executive

Regional performance

United Kingdom

-   Life new business IRR remains strong at 15% (9M10: 15%)
-   General insurance COR improved to 95% (9M10: 96%)
-   Life and pensions sales up 6% to £8,061 million (9M10: £7,631 million)
-   General insurance and health net written premiums up 10% to £3,754 million (9M10: £3,412 million)

Continued strong momentum and delivery against strategy

■ Aviva continues to deliver profitable growth in the UK, with strong momentum in sales matched with good profitability.
■ Sales in general insurance increased 12% with an improved COR. We are now the general insurance market leader in the UK1
■ Life and pensions sales increased 6% reflecting continued success in the group personal pensions and individual annuity markets. IRR and margin remain strong.
■ Our brand continues to deliver real business benefit as consumers turn to brands they trust to save for their future and protect themselves and their families during uncertain times.  Recognition levels during the quarter were at their highest ever2 boosted by strong and consistent marketing across our businesses.
■ We were identified in the 2011 Brand Finance rankings as the strongest general insurance company in the UK, based on brand strength and customer service, and voted by brokers as the number one insurer for underwriting and claims service in both personal and commercial lines for the second consecutive time3
■ We believe we can continue to take competitive advantage from our strong brand and service, broad product range and multi-channel distribution capabilities.
■ The sale of RAC4 to the Carlyle Group was completed on 30 September 2011, realising significant value for our shareholders and increasing Aviva's tangible net assets by £1.0 billion.
■ We remain focused on meeting our cost and efficiency targets of £200 million by the end of 2012.

UKGI: delivering growth and value

■ We delivered another strong and profitable quarter of growth in general insurance. Net written premiums were 12% up at £3,339 million (9M10: £2,992 million) with an improved COR reflecting our continued focus on excellence in underwriting and claims management, coupled with improvements in organisational efficiency and beneficial seasonal factors.
■ Personal lines sales increased by 16%. Personal motor continued to perform strongly with net written premiums up by 23%. We have more than two million personal motor customers and consistently strong retention rates. We continue to grow, with 318,000 new customers choosing Aviva for their motor insurance this year.
■ We extended our distribution reach by launching quotemehappy.com, a separately branded online offering, on Gocompare.com. Business volumes and customer interest are encouraging. We plan to launch on other aggregators soon.
■ We launched a multi-car product online in August, giving customers flexibility to insure up to five vehicles on one policy.
■ We remain the leading insurer in the SME marketplace. Commercial lines net written premiums increased by 5% and we remain focused on maintaining profitability in the competitive non-motor segment.  We acted quickly to help our customers during the riots in August - we also had limited exposure, driven in part through careful risk selection.
■ Good progress in Corporate and Speciality Risks continues as we build our risk appetite and target our growth in line with our increasing capability.
■ Personal motor rating remains strong and commercial motor rates continue to harden, with increases over the past year of 18% and 13% respectively. In homeowner, we saw a 7% increase. In commercial non-motor we maintain our disciplined approach in subdued markets, with increases remaining in low single digits.
■ In October we received court approval to rationalise the legal structure of our UK general insurance business. The programme, effective from 14 November 2011, will more than halve the number of regulated entities.  Its benefits include increased financial flexibility, reduced governance complexity and a significant reduction in required capital under Solvency II.

UK Life: delivering competitive advantage

■ We continue to grow our share of the UK life and pensions market, with sales up 6% to £8,061 million (9M10: £7,631 million) as consumers seek strong providers like Aviva for their saving and protection needs.
■ Our life IRR remains strong at 15% (9M10: 15%), significantly above the group target rate of 12%, with a healthy new business margin of 3.4% (9M10: 3.6%).
■ Our strength in workplace savings, individual annuities and protection, position us well for the changing regulatory environment.
■ Sales of group personal pensions increased 68% with Aviva growing faster than the market and increasing its market share to c15% from c11% at HY10 and bringing the numbers of schemes we manage to c30,000.
■ Sales of individual annuities increased 20% and we have led this market for five consecutive quarters with a 23% share5 We continue to campaign for consumers to shop around to get the best value for their retirement savings.
■ Sales of protection products were up 2% to £749 million (9M10: £737 million). We remain on course to become the clear market leader in protection business in 2012 as the full effect of our bancassurance partnerships with Santander and Barclays come on stream, alongside continuing relationships with major partners such as the Royal Bank of Scotland and the Post Office.
■ Sales of bulk purchase annuities were 37% lower at £342 million (9M10: £545 million) reflecting our continued disciplined approach to pricing and a subdued market in our chosen sectors which will inevitably be boosted as companies look to de-risk their pension schemes into 2012.
■ Investment sales increased 7% to £1,323 million (9M10: £1,237 million) following an inflow into Asian Property fund.

1 UKGI HY11 GWP compared to figures available at RBSi Insurance Round Table, October 2011
2 ICM Research, 2011
3 Insurance Age, Sentiment Survey, 2011
4 The general insurance results for the first nine months of 2011 include the RAC up until its disposal
5 ABI statistics, HY11

Europe

-        Life new business IRR 13% (9M10: 12%)
-        General insurance COR 99% (9M10: 103%)
-        Life and pensions sales down 18% to £8,748 million (9M10: £10,640 million)
-        General insurance and health net written premiums increased 7% to £1,571 million (9M10: £1,468 million)

Resilient performance against headwinds
■ We have delivered a resilient performance against strong economic headwinds as we actively rebalance our sales mix and focus on capital efficient products. As a result we achieved an IRR of 13% (9M10: 12%) which is above the group target of 12%.
■ Our priority continues to be on value over volume, despite consumer sentiment moving away from unit-linked to low risk products. This has impacted our ability to improve our business mix resulting in a margin of 3.5% (9M10: 3.6%).
■ Life and pension sales are down 18% to £8,748 million, within which with-profit product sales reduced by 30%.
■ General insurance and health net written premiums increased by 7% to £1,571 million following rate increases and the continued growth of our health business in Ireland.
■ General insurance COR is 99% (9M10: 103%) supported by benign weather this year.

Restructuring for sustainable, profitable growth
■ In Europe, our focus has been on simplifying and accelerating Quantum Leap in order to deliver its benefits by the end of 2011.
■ We are proposing to combine Aviva Ireland with Aviva UK to form a new UK and Ireland Region. This is to ensure the Irish cost base is at a market-leading level to secure the long-term success of the business.
■ We are also proposing to restructure our European regional operations to strengthen the business and create a leaner cost base.
■ Our strategy remains to invest and deepen our presence in our chosen markets, underpinned by disciplined capital management, delivering sustainable profitable growth.
■ In the short term we expect consumer demand in France, Ireland, Italy and Spain to be subdued and focused on low risk savings products. This may limit our ability to achieve our optimal business mix.

Strong franchises supported by leading bancassurance model
■ We continue to drive sales of profitable products through our strong bancassurance and retail networks which have been developed further.
■ Our successful partnership with Credit du Nord in France, delivered strong sales growth of 17%.
■ Aviva Spain sales network has been expanded by the signing of a joint venture agreement with the life side of local insurer Pelayo.

France
■ Our focus on value over volume has seen France IRR increase to 10% (9M10: 9%) with a sales decrease of 17% to £3,224 million.
■ Life and pension sales in France are significantly down on prior year as a result of the current economic climate and subdued consumer demand.
■ General insurance and health net written premiums increased by 6% to £785 million as a result of achieving average rate increases of 4%.

Italy

■ Management actions to emphasise capital efficient products has improved IRR to 11% (9M10: 10%), resulting in reduced sales, down 34% to £2,517 million, primarily driven by a 47% drop in with-profits products.
■ Aviva has become a market leader in protection products as sales have grown by 5%. Consumer demand for lower risk saving products has led to sales of £62 million in structured bonds.
■ General insurance net written premiums increased by 16% driven by rating increases of 12% on the motor book.

Spain
■ Against strong headwinds, sales have been resilient, down only 2% to £1,425 million, supported by sales in low risk savings products. However IRR remains strong at 22% (9M10: 23%).
■ Protection sales through our bank channel are holding up well, in the context of a 34% reduction in mortgage activity6 as our caja partners focus on selling stand alone protection products to their existing customers.
■ We are supporting our caja partners as they undergo structural reform. Our aim remains to protect our bancassurance franchise while maintaining our net capital position.

Ireland
■ Life sales are £757 million (9M10: £680 million). Excluding low margin single premium investment bonds, sales were down to £454 million (9M10: £486 million), reflecting the economic situation in Ireland.
■ IRR at 7% (9M10:5%) is behind Group target and margin remains below 1%.
■ General insurance and health net written premiums in Ireland remain stable due to continued growth in health business.

Poland
■ Our focus on unit-linked and protection products led to sales growth of 42% and 126% respectively in these product lines, although overall sales have decreased 14% to £403 million due to the expected decline in pension sales as a result of legislative changes.
■ The proportion of non-pensions sales has increased to 76% compared to 45% at 9M10, resulting in an IRR of 20%
(9M10: 24%).
■ General insurance net written premiums increased by 36% as a result of our initiatives in the direct channel, the active management of the multi-agency network and average rating increases of 6% across the motor book.

Turkey and Russia
■ Life and pension sales in Turkey have increased by 17% (33% in local currency) to £170 million and we are well positioned to drive value in this expanding market.
■ Life and pension sales in Russia have increased by 2% to £67 million

6 According to the Instituto Nacional de Estadistíca (INE) based on 34% decrease in mortgage approvals by value from the first seven months of 2010 to the seven months to July 2011

North America

-        Life new business IRR 14% (9M10: 14%)
-        General insurance COR 96% (9M10: 98%)
-        Life and annuity sales £2,796 million, down 24%
         (9M10: £3,668 million)
-        General insurance net written premium sales
         £1,562 million, up 6% (9M10: £1,480 million)

Continued strength in operating performance
■ Canada sales and profitability improved: COR better by 2% with 6% revenue growth.
■ Life and annuity business IRRs remain strong, customer retention is high and we continue to diversify into profitable life insurance products.

Canada growing with improved underwriting performance
■ Net written premiums increased 6% to £1,562 million (9M10: £1,480 million) due primarily to sales growth in personal lines, driven by appropriate pricing and underwriting discipline.
■ Our combined operating ratio improved 2% to 96%, ahead of target, reflecting cost savings and the benefits of sophisticated underwriting practices which more than offset higher property insurance catastrophe claims.
■ We are focused on the strategic development of our business systems and processes to drive further efficiencies, enhance broker and customer service and leverage our underwriting capability.
■ The strength of our operating performance in Canada was reflected in Standard and Poor's decision in October to revise its outlook on Aviva Canada Inc. to stable from negative and affirm its 'A+' financial strength and long-term counterparty credit ratings.

Strong US IRR and life insurance sales are growing
■ We continued to focus on profitable sales growth, resulting in a new business IRR of 14% (9M10: 14%) as we take appropriate product and pricing actions in the current volatile environment.
■ The new business margin remained broadly at the same level reported as HY11 at -5.5% (9M10:-1.6%).
■ Annuity sales have reduced by 29% to £2,055 million (9M10:£2,886 million) as we maintain pricing discipline in a very competitive market. However during the third quarter of 2011 sales of life and annuity products increased by 31% compared with the discrete Q2 sales.
■ Life insurance sales now account for 27% (9M10: 21%) of our new business at £741m (9M10: £782 million) as we rebalance and diversify our product portfolio and deepen relationships with key distribution partners.

Asia Pacific

- Life new business IRR 14% (9M10: 10%) - Life and pension sales up 16% to £1,343 million (9M10: £1,153 million)

Strong momentum on franchise value growth
■ In line with our objective to grow franchise value, we continued to deliver robust sales while improving IRR and margins.
■ This was achieved against a backdrop of regulatory changes in a number of markets as well as an uncertain economic outlook.
■ While inflationary pressures and volatile investment markets may impact growth in the short term, we are positive about the long term outlook for the region and remain focused on delivering strong new business profitability while building our multi-channel distribution capability.

Strong sales while improving profitability
■ Long term savings sales increased 15% to £1,742 million (9M10: £1,521 million).
■ Life and pensions sales grew by 16% to £1,343 million (9M10: £1,153 million) demonstrating the continued strength of our franchise in the region, while investment sales increased to £399 million (9M10: £368 million).
■ We have grown sales and improved profitability: the new business IRR improved to 14% (9M10: 10%) and the margin improved significantly to 4% (9M10: 2.7%). We were able to deliver this through the benefits of our scale, our focus on cost management and changes to the product mix.

Regional strength
■ Singapore led the region's growth with a 65% increase in life and pension sales to £412 million (9M10: £250 million), demonstrating the strength of our relationship with the Development Bank of Singapore (DBS) and the success of our 'Aviva Advisors' channel which continues to build momentum.
■ South Korea also delivered a strong result with 32% growth to £356 million (9M10: £270 million), driven by robust sales performance across both bancassurance and agency channels.

China: fall in volumes reflected across the industry
■ The effect of regulatory changes on bancassurance has continued to create challenges for insurers across the sector, with our life and pension sales decreasing by 12% to £282 million (9M10: £321 million).
■ We have improved our new business margin and profitability by managing our product mix while adjusting to the challenging business environment.
■ We will continue to focus on disciplined growth and improved profitability by strengthening our distribution channels, in particular our bancassurance and broker relationships, streamlining our agency arrangements and moving into the "high net worth" market.

India: significant improvements in margin and profitability
■ In response to regulatory changes, we successfully reoriented our product suite away from predominantly unit linked insurance plans towards higher-margin products such as endowment policies, life term plans and personal pensions.
■ While sales decreased 6% to £76 million (9M10: £81 million), product changes coupled with cost and efficiency savings, significantly improved our margins and profitability.

-----------------------------------------------

Aviva Investors

-        Underlying net funded external sales (excluding liquidity funds) up 105% to £3.3 billion (9M10: £1.6 billion)
-        Improvements in client service ratings (as measured in independent research by Investit)
-        Investment performance against peer group above target with 72% of funds performing above median on an asset weighted basis (9M10: 66%). 65% of institutional funds performed above benchmark where a benchmark is specified (9M10: 68%)
-        Challenging global environment has driven a reduction in assets under management and impacted investors risk appetite with business mix trending towards lower margin business

Growth in external sales
■ Gross external sales were £8.1 billion at the end of 9M11 compared with £5.7 billion at the end of 9M10. Underlying net sales after redemptions were £3.3 billion, but this total is reduced to £2.8 billion by exceptional withdrawals of £0.5 billion from our Australian business following the announcement of its sale to nabInvest.
■ Negative market and foreign exchange movements during the quarter mean that total assets under management by Aviva Investors reduced to £263 billion (HY11: £269 billion).

Overall client service ratings improved
■ We have seen improvements in annual client service ratings (as measured in independent research by Investit) for UK/European Financial Institutions (4.9 to 5.0) and for Aviva UK (from 4.5 to 4.8 out of 6).

Investment performance held up well in difficult markets
■ Investment performance versus benchmark was adversely impacted by volatile markets with 65% of institutional funds beating their benchmark (where one is specified), against a target of 67% (9M10: 68%).
■ 72% (9M10: 66%) of funds performed above median (where a peer group comparison is relevant) against a target of 67%.

Sale of Australian equity business
■ In August we announced an agreement to sell our Australian equity manufacturing business to nabInvest, enabling us to focus our Asia Pacific business around our developing Singapore hub operation.

Capital Management

Capital generation
Aviva remains focused on the generation of capital and its disciplined allocation. We remain on course to deliver between £1.5 billion to £1.8 billion of net operational capital in 2011.

IGD solvency
The estimated group regulatory capital surplus based on the EU Groups Directive (IGD) was £2.7 billion as at 30 September 2011 - this is after accruing for the 2011 interim dividend of £0.2 billion (net of scrip) and represents a coverage ratio of 142%. In addition, the restructuring of the UK regulated general insurance entities will further increase IGD solvency by £0.2 billion when the court approved Part VII transfer is completed on 14 November.

The overall IGD total of £2.7 billion at 30 September 2011 has been adversely impacted by the market movements seen in the third quarter of the year, particularly in interest rates and credit spreads in continental Europe, which has reduced the total by around £0.7 billion and, to a lesser extent, by adverse movements in equities and foreign exchange rates. These factors have more than offset the positive contribution from operating profits in the quarter. The IGD calculation does not include net unrealised gains of £1.6 billion, arising particularly in the US.

Managing the IGD position remains a key focus for us and there are a wide range of actions we can take to mitigate the adverse impact of market movements on the underlying capital generation of the group. These include re-insurance and securitisation as well as on-going earnings generation.

In the fourth quarter of the year we expect the positive impact of management actions to offset the adverse effect of the hybrid debt call due for payment in the middle of November. These actions include the restructuring of our UK regulated general insurance entities (described above), delivery of capital transactions (including a release of capital from part of the US back-book) and other balance sheet management.

We also continue to protect our capital against adverse market movements and have expanded our equity hedging programme - the IGD surplus would be reduced by approximately £0.3 billion in the event of a 20% fall in equity markets from the levels at the end of the quarter and by an additional £0.2 billion if markets fell a further 20%.

Asset quality
Overall asset quality remains strong with minimal impairments seen in the quarter.

Our shareholder asset exposure (net of minorities) to debt securities of the governments of Greece, Ireland, Italy, Spain and Portugal (including local authorities and government agencies) at 30 September 2011 was £1.4 billion (HY11: £1.4 billion). We have no shareholder exposure to debt securities of the governments of Greece or Portugal.

Our shareholder asset exposure (net of minorities) to debt securities of the eurozone and United Kingdom banks at 30 September 2011 was £3.3 billion. Within this total £2.1 billion is either covered or senior debt, with a further £0.9 billion being lower tier 2 subordinated debt (of which £0.5 billion is exposure to UK banks.)

Net asset value
The IFRS net asset value per share has increased by 23 pence since HY11 to 448 pence per share driven by the underlying profitability of the business, with adverse movements from falls in equity and credit markets and adverse foreign exchange movements offset by an increase in the pension scheme surplus.

The MCEV net asset value per share has fallen by 75 pence to 479 pence driven by the impact of equity market falls, widening credit spreads and the Euro weakening exceeding the gains from the increased pension fund surplus.

Notes to editors
Aviva is a leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's sixth largest insurance group based on gross worldwide premiums at 31 December 2010.

Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £47.1 billion and funds under management of £402 billion at 31 December 2010.

*	Based on 2010 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0.87 (9 months to 30 September 2010: 1 euro = £0.86) and £1 = US$1.61 (9 months to 30 September 2010: £1 = US$1.54).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Definition: Present value of new business premiums (PVNBP)
PVNBP is derived from the single and regular premiums of the products sold during the financial period and are expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 24 March 2011. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Statistical Supplement

Contents
Analyses

1.       Geographical analysis of life, pension and investment sales

2.       Product analysis of life, pension and investment sales

3.       Trend analysis of PVNBP - cumulative

4.       Trend analysis of PVNBP - discrete

5.       Geographical analysis of regular and single premiums - life and pensions sales

6.       Geographical analysis of regular and single premiums - investment sales

7.       Trend analysis of general insurance and health net written premiums - discrete and cumulative

8.       Sovereign exposures

9.       Exposure to Eurozone and United Kingdom banks debt securities

Delta Lloyd
As a result of the partial disposal of Aviva's stake in Delta Lloyd, from 6 May 2011 the Group ceased to consolidate the results and net assets of the Delta Lloyd group. The results of Delta Lloyd up to the transaction date have therefore been classified as discontinued operations.

1 - Geographical analysis of life, pension and investment sales

			% Growth
	9 months 2011 £m	9 months 2010 £m	Sterling	Local2 currency
Life and pensions business - Present value of new business premiums1
United Kingdom	8,061	7,631	6%	6%
France	3,224	3,869	(17)%	(18)%
Ireland	757	680	11%	9%
Italy	2,517	3,793	(34)%	(35)%
Poland	403	469	(14)%	(15)%
Spain	1,425	1,447	(2)%	(3)%
Other Europe	422	382	10%	14%
Aviva Europe	8,748	10,640	(18)%	(19)%
North America	2,796	3,668	(24)%	(20)%
China	282	321	(12)%	(12)%
Hong Kong	110	117	(6)%	(2)%
India	76	81	(6)%	(3)%
Singapore	412	250	65%	55%
South Korea	356	270	32%	30%
Other Asia	107	114	(6)%	(9)%
Asia Pacific	1,343	1,153	16%	15%
Total life and pensions - continuing operations	20,948	23,092	(9)%	(9)%
Total life and pensions - discontinued operations4	1,085	2,462	(56)%	(57)%
Total life and pensions	22,033	25,554	(14)%	(14)%
Investment sales3
United Kingdom	1,323	1,237	7%	7%
Europe (Aviva Investors)	960	951	1%	(1)%
Asia (Aviva Investors)	242	207	17%	6%
Asia	157	161	(2)%	(8)%
Asia Pacific	399	368	8%	-
Total investment sales - continuing operations	2,682	2,556	5%	3%
Total investment sales - discontinued operations4	170	483	(65)%	(65)%
Total investment sales	2,852	3,039	(6)%	(8)%
Total long-term savings sales - continuing operations	23,630	25,648	(8)%	(8)%
Total long-term savings sales - discontinued operations4	1,255	2,945	(57)%	(58)%
Total long-term savings sales	24,885	28,593	(13)%	(13)%

1.
Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2.	Local currency growth rates are calculated based on constant rates of exchange.
3.	Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
4.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

2 - Product analysis of life and pension sales

	Present value of new business premiums1
			% Growth
	9 months 2011 £m	9 months 2010 £m	Sterling	Local2 currency
Life and pensions business
Pensions	4,006	3,028	32%	32%
Annuities	2,434	2,291	6%	6%
Bonds	638	1,277	(50)%	(50)%
Protection	749	737	2%	2%
Equity release	234	298	(21)%	(21)%
United Kingdom	8,061	7,631	6%	6%
Pensions	877	1,063	(17)%	(17)%
Savings	7,036	8,782	(20)%	(21)%
Annuities	83	56	48%	46%
Protection	752	739	2%	1%
Aviva Europe	8,748	10,640	(18)%	(19)%
Life	741	782	(5)%	(1)%
Annuities	2,055	2,886	(29)%	(26)%
North America	2,796	3,668	(24)%	(20)%
Asia Pacific	1,343	1,153	16%	15%
Total life and pensions sales - continuing operations	20,948	23,092	(9)%	(9)%
Total life and pensions sales - discontinued operations3	1,085	2,462	(56)%	(57)%
Total life and pensions sales	22,033	25,554	(14)%	(14)%

1.
Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2.	Growth rates are calculated based on constant rates of exchange.
3.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

3 - Trend analysis of PVNBP - cumulative

	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	2Q11 YTD £m	3Q11YTD £m	% Growth on 3Q10
Life and pensions business - Present value of new business premiums1
Pensions	941	2,061	3,028	4,062	1,124	2,742	4,006	32%
Annuities	877	1,603	2,291	3,170	785	1,610	2,434	6%
Bonds	412	828	1,277	1,686	271	466	638	(50)%
Protection	231	507	737	944	250	490	749	2%
Equity release	96	195	298	436	83	160	234	(21)%
United Kingdom	2,557	5,194	7,631	10,298	2,513	5,468	8,061	6%
France	1,550	2,827	3,869	4,918	1,271	2,345	3,224	(17)%
Ireland	247	476	680	938	280	553	757	11%
Italy	1,567	3,052	3,793	4,456	874	1,778	2,517	(34)%
Poland	206	319	469	603	149	305	403	(14)%
Spain	590	1,060	1,447	2,084	524	1,015	1,425	(2)%
Other Europe	125	258	382	538	151	293	422	10%
Aviva Europe	4,285	7,992	10,640	13,537	3,249	6,289	8,748	(18)%
North America	997	2,334	3,668	4,728	786	1,658	2,796	(24)%
Asia Pacific	409	794	1,153	1,617	426	902	1,343	16%
Total life and pensions	8,248	16,314	23,092	30,180	6,974	14,317	20,948	(9)%
Investment sales2	870	1,797	2,556	3,387	869	1,830	2,682	5%
Total long term saving sales - continuing operations	9,118	18,111	25,648	33,567	7,843	16,147	23,630	(8)%
Total long term saving sales - discontinued operations3	1,056	2,127	2,945	3,793	921	1,255	1,255	(57)%
Total long term saving sales	10,174	20,238	28,593	37,360	8,764	17,402	24,885	(13)%

1.
Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2.	Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

4 - Trend analysis of PVNBP - discrete

	1Q10 £m	2Q10 £m	3Q10 £m	4Q10 £m	1Q11 £m	2Q11 £m	3Q11 £m
Life and pensions business - Present value of new business premiums1
Pensions	941	1,120	967	1,034	1,124	1,618	1,264
Annuities	877	726	688	879	785	825	824
Bonds	412	416	449	409	271	195	172
Protection	231	276	230	207	250	240	259
Equity release	96	99	103	138	83	77	74
United Kingdom	2,557	2,637	2,437	2,667	2,513	2,955	2,593
France	1,550	1,277	1,042	1,049	1,271	1,074	879
Ireland	247	229	204	258	280	273	204
Italy	1,567	1,485	741	663	874	904	739
Poland	206	113	150	134	149	156	98
Spain	590	470	387	637	524	491	410
Other Europe	125	133	124	156	151	142	129
Aviva Europe	4,285	3,707	2,648	2,897	3,249	3,040	2,459
North America	997	1,337	1,334	1,060	786	872	1,138
Asia Pacific	409	385	359	464	426	476	441
Total life and pensions	8,248	8,066	6,778	7,088	6,974	7,343	6,631
Investment sales2	870	927	759	831	869	961	852
Total long term saving sales - continuing operations	9,118	8,993	7,537	7,919	7,843	8,304	7,483
Total long term saving sales - discontinued operations3	1,056	1,071	818	848	921	334	-
Total long term saving sales	10,174	10,064	8,355	8,767	8,764	8,638	7,483

1.
Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2.	Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

5 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	9 months 2011 £m	Local currency growth	WACF	Present value £m	9 months 2010 £m	WACF	Present value £m	9 months 2011 £m	9 months 2010 £m	Local currency growth
Pensions	461	46%	4.5	2,087	315	4.7	1,488	1,919	1,540	25%
Annuities	-	-	-	-	-	-	-	2,434	2,291	6%
Bonds	-	-	-	-	-	-	-	638	1,277	(50)%
Protection	119	6%	6.3	749	112	6.6	737	-	-	-
Equity release	-	-	-	-	-	-	-	234	298	(21)%
United Kingdom	580	36%	4.9	2,836	427	5.2	2,225	5,225	5,406	(3)%
France	63	(9)%	6.5	407	68	7.4	500	2,817	3,369	(18)%
Ireland	43	(10)%	3.9	169	46	4.4	204	588	476	21%
Italy	51	13%	5.4	276	44	5.2	228	2,241	3,565	(38)%
Poland	41	14%	7.3	299	39	9.8	384	104	85	30%
Spain	69	(15)%	5.6	387	80	5.6	450	1,038	997	2%
Other Europe	68	19%	4.9	331	60	5.1	307	91	75	26%
Aviva Europe	335	(1)%	5.6	1,869	337	6.2	2,073	6,879	8,567	(21)%
North America	75	4%	9.8	737	75	10.4	778	2,059	2,890	(26)%
Asia Pacific	223	24%	4.7	1,056	178	4.4	788	287	365	(22)%
Total life and pensions sales - continuing operations	1,213	19%	5.4	6,498	1,017	5.8	5,864	14,450	17,228	(16)%
Total life and pensions sales - discontinued operations1	73	(47)%	9.1	663	135	8.9	1,206	422	1,256	(67)%
Total life and pensions	1,286	11%	5.6	7,161	1,152	6.1	7,070	14,872	18,484	(20)%

1.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

6 - Geographical analysis of regular and single premiums - investment sales

	Regular			Single			PVNBP
	9 months 2011 £m	9 months 2010 £m	Local currency growth	9 months 2011 £m	9 months 2010 £m	Local currency growth	Local currency growth
Investment sales
United Kingdom	4	59	(93)%	1,319	1,058	25%	7%
Europe (Aviva Investors)	5	4	25%	955	947	(1)%	(1)%
Asia (Aviva Investors)	-	-	-	242	207	6%	6%
Asia	-	-	-	157	161	(7)%	(8)%
Asia Pacific	-	-	-	399	368	-	-
Total investment sales - continuing operations	9	63	(86)%	2,673	2,373	10%	3%
Total investment sales - discontinued operations1	-	-	-	170	483	(65)%	(65)%
Total investment sales	9	63	(86)%	2,843	2,856	(2)%	(8)%

1.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

7 - Trend analysis of general insurance and health net written premiums -
discrete and cumulative

	Net written premiums
								Growth on 3Q10	Growth on 2Q11
	1Q10 Discrete £m	2Q10 Discrete £m	3Q10 Discrete £m	4Q10 Discrete £m	1Q11 Discrete £m	2Q11 Discrete £m	3Q11 Discrete £m	Sterling %	Sterling %
UK*	1,090	1,151	1,171	1,127	1,251	1,259	1,244	6%	(1)%
Aviva Europe	597	471	400	485	614	509	448	12%	(12)%
North America	397	599	484	478	426	599	537	11%	(10)%
Asia Pacific	14	18	18	22	30	20	30	67%	50%
Total Net Written Premiums - continuing operations	2,098	2,239	2,073	2,112	2,321	2,387	2,259	9%	(5)%
Total Net Written Premiums - discontinued operations1	367	340	219	251	369	188	-	(100)%	(100)%
Total Net Written Premiums	2,465	2,579	2,292	2,363	2,690	2,575	2,259	(1)%	(12)%

*UK analysed as:
UK GI	913	1,029	1,050	1,054	1,092	1,130	1,117	6%	(1) %
Other2	177	122	121	73	159	129	127	5%	(2)%
UK	1,090	1,151	1,171	1,127	1,251	1,259	1,244	6%	(1)%

1.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.
2.	UK Other Includes Health and Group reinsurance business.

	Net written premiums
								Growth on 3Q10
	1Q10 YTD £m	2Q10 YTD £m	3Q10 YTD £m	4Q10 YTD £m	1Q11 YTD £m	2Q11 YTD £m	3Q11 YTD £m	Sterling %	Local currency %
UK*	1,090	2,241	3,412	4,539	1,251	2,510	3,754	10%	10%
Aviva Europe	597	1,068	1,468	1,953	614	1,123	1,571	7%	6%
North America	397	996	1,480	1,958	426	1,025	1,562	6%	4%
Asia Pacific	14	32	50	72	30	50	80	60%	54%
Total Net Written Premiums - continuing operations	2,098	4,337	6,410	8,522	2,321	4,708	6,967	9%	8%
Total Net Written Premiums - discontinued operations1	367	707	926	1,177	369	557	557	(40)%	(41)%
Total Net Written Premiums	2,465	5,044	7,336	9,699	2,690	5,265	7,524	3%	2%

*UK analysed as:
UK GI	913	1,942	2,992	4,046	1,092	2,222	3,339	12%	12%
Other2	177	299	420	493	159	288	415	(1)%	(1)%
UK	1,090	2,241	3,412	4,539	1,251	2,510	3,754	10%	10%

1.	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.
2.	UK Other Includes Health and Group reinsurance business.

8 - Sovereign Exposures

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)
30 September 2011	Participating fund assets £bn	Shareholder assets £bn	Total £bn
Greece	0.1	-	0.1
Ireland	0.4	0.2	0.6
Portugal	0.2	-	0.2
Italy	6.3	0.8	7.1
Spain	0.7	0.4	1.1
Total Greece, Ireland, Portugal, Italy and Spain	7.7	1.4	9.1
HY11 Greece, Ireland, Portugal, Italy and Spain	8.0	1.4	9.4

9 - Exposure to Eurozone and United Kingdom banks debt securities

Direct shareholder exposures to Eurozone and United Kingdom banks (net of non-controlling interests, excluding policyholder assets)

	Debt securities
	Senior debt			Subordinated Debt
Shareholder assets - debt securities	Covered/ secured £bn	Senior unsecured £bn	Total senior debt £bn	Lower tier 2 £bn	Upper tier 2 £bn	Tier 1 £bn	Total subordinated debt £bn	Total £bn
France	0.1	0.1	0.2	0.1	-	-	0.1	0.3
Germany	-	0.1	0.1	0.1	-	-	0.1	0.2
Greece	-	-	-	-	-	-	-	-
Ireland	-	-	-	-	-	-	-	-
Italy	-	0.1	0.1	-	0.1	-	0.1	0.2
Netherlands	-	0.4	0.4	0.1	-	0.1	0.2	0.6
Portugal	-	-	-	-	-	-	-	-
Spain	0.6	0.3	0.9	0.1	-	-	0.1	1.0
UK	0.1	0.3	0.4	0.5	-	0.1	0.6	1.0
Total	0.8	1.3	2.1	0.9	0.1	0.2	1.2	3.3

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 November, 2011
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary